                                ----------------

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 2005

                        Commission File Number 000-50544

                       LIPMAN ELECTRONIC ENGINEERING LTD.
                       ----------------------------------
                 (Translation of registrant's name into English)

             11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]        Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                ----------------

         On June 30, 2005, Lipman Electronic Engineering Ltd. issued a press release.

         A copy of this press release is annexed hereto as Exhibit 1.

         The following document is attached hereto and incorporated by reference herein:

                    Exhibit 1.   Press Release, dated June 30, 2005, announcing
                                 second quarter 2005 results expected slightly
                                 below analysts' consensus estimates, and
                                 reiterating full year 2005 guidance.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    LIPMAN ELECTRONIC ENGINEERING LTD.
                                    (Registrant)

                                    By: /s/ Mike Lilo
                                       ------------------------------------
                                         Mike Lilo
                                         Executive Vice President, Finance and
                                         Chief Financial Officer

Dated:   July 1, 2005

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

    1.            Press Release, dated June 30, 2005, announcing second quarter
                  2005 results expected slightly below analysts' consensus
                  estimates, and reiterating full year 2005 guidance.